Q3 & Sep YTD 2017 Results October 31, 2017 Exhibit 99.3

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this presentation including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the recently settled EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of Brexit, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2016, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2016, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with U.S. GAAP. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are presented in our earning releases, which are available in EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements are based upon assumptions relating to the factors described in the presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Q3 2017 | Highlights Updated FY 2017E Guidance Net sales of Industrial Activities of $25.0bn to $25.5bn Adjusted diluted EPS of $0.44 to $0.46 Net industrial debt at the end of 2017 at $1.5bn to $1.7bn Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated Net Income at $57mn Adjusted Net Income (1) at $148mn, more than doubling the $68mn last year Industrial Net Sales increased in all segments Operating profit (1) up 41.5%, with margin at 5.5% up 1 p.p. vs. last year (1) Non-GAAP measures (definition and reconciliation in appendix) Diluted EPS at $0.04 Adjusted Diluted EPS (1) at $0.11, up 120% vs. last year Financial Fitch Ratings initiated coverage of CNH Industrial at “BBB-” (investment grade)

Q3 2017 | Main Product Launches & Awards NEW HOLLAND – METHANE POWER CONCEPT TRACTOR DJSI WORLD: “INDUSTRY LEADER” – 7TH YEAR RUNNING DAILY BLUE POWER BENSON (US) – BRONZE MEDAL IN WCM

Q3 2017 | Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Industrial Activities Net Sales & Operating Margin Adj. Net Income & EPS (1) Net Industrial Debt (1) Available Liquidity (1) Net Sales at $6.3bn up 15.9% vs. last year Operating Margin at 5.5% vs. 4.5% last year $(2.6)bn $7.9bn Adjusted Net Income at $148mn up $80mn vs. Q3 2016 Adjusted Diluted EPS at $0.11 Net Industrial debt at $2.6bn up $0.5bn vs. June 30, 2017 Net industrial cash flow at $(285)mn vs. $(479)mn last year Available liquidity at $7.9bn down $0.4bn vs. June 30, 2017 68 148 0.05 0.11 8.3 7.9 (2.1) (2.6) 5.5 6.3 4.5% 5.5% $6.3bn 5.5% $148mn $0.11

Net Sales | Industrial Activities ($mn) Net Sales split (1) BY REGION BY SEGMENT NAFTA EMEA LATAM APAC AG CE CV PT (1) Note: Net Sales: Excluding Other Activities, Unallocated Items & Adjustment & Eliminations 5,461 221 36 311 173 (86) 6,116 215 6,331 Q3 2016 AG CE CV PT ELIM & OTHER Q3 2017 @ CC (*) FX TRANSLATION Q3 2017 CHANGE IN NET SALES AT CONSTANT CURRENCY 655 +12.0% BY CURRENCY EUR 43% USD 28% BRL 6% CAD 3% GBP 2% AUD 5% OTHER 12% Note: Numbers may not add due to rounding (*) Note: @CC means at Constant currency +9.4% +6.0% +14.7% +20.4% Net Sales walk

Industrial Activities Operating Profit and Adjusted Net Income Walk ($mn) 68 103 6 1 9 (29) 8 (34) 16 148 Q3 2016 IA OP. PROFIT FS OP. PROFIT OP ELIM INTEREST EXP, NET (1) OTHER NET JV INCOME Taxes on change in PBT Change in Adj. ETR Q3 2017 TAXES (2) CHANGE IN ADJUSTED NET INCOME 80 +118% Adjusted for excluding the Q3 2017 charge of $39mn and the Q3 2016 charge of $38mn, related to the repurchase/early redemption of Notes. Adjusted for excluding the Q3 2017 $1mn and Q3 2016 $15mn tax effect of adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (*) Non-GAAP measures (definition and reconciliation in appendix) ($mn) 248 53 12 (5) 36 7 351 Q3 2016 AG CE CV PT OTHER & ELIM Q3 2017 CHANGE IN OPERATING PROFIT 103 +41.5% 5.5% 4.5% Lower interest expenses due to high coupon debt roll-off / early repayment Improved adjusted effective tax (*) rate to 34% (46% in Q3 2016); absolute taxes higher from higher PBT Unfavorable FX impact on Other, net

Cash Flow | Change in Net Industrial Debt (2,064) 57 184 39 116 (547) (112) (22) (12) (214) (*) (2,575) Jun 30, 2017 NET INCOME D&A CHARGE ON REPURCHASE / EARLY REDEMPTION OF NOTES CHG IN PROVISION AND SIMILAR CHANGE IN WC CAPEX OTHER CHANGES CAPITAL INCREASE & DIVIDENDS, NET FX TRANSLATION & OTHER Sep 30, 2017 Q3 ’17 Change in Net Industrial Debt (511) Q3 ’17 Net Industrial Cash Flow (285) ($mn) (*) Including $39mn in 2017 and $38mn in 2016 charge on repurchase/early redemption of Notes (2,135) 39 178 38 4 (505) (118) (115) (1) (58) (*) (2,673) Jun 30, 2016 Sep 30, 2016 Q3 ’16 Net Industrial Cash Flow (479)

Capex | Change in Working Capital | Net Industrial Cash Flow Capex (1) Change in Working Capital Net Industrial Cash Flow BY SEGMENT AG CE BY CATEGORY CV PT NEW PRODUCT & TECHNOLOGY MAINTENANCE & OTHER INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS Cash inflow Cash outflow Cash inflow Cash outflow TRADE RECEIVABLES INVENTORIES TRADE PAYABLES OTHER CHG IN WORKING CAPITAL Q3 2015 Q3 2016 Q3 2017 (1) Excluding assets sold under buy-back commitments and assets under operating leases Capex at $112mn down $6mn vs. last year (547) (285) 118 112

Financial Services (**) RoA defined as: PBT / average managed assets annualized (*) Including unconsolidated JVs Net Income ($mn) Managed Portfolio (*) & Retail Originations (*) $24.8bn Q3 retail originations at $2.3bn, flat compared to September 30, 2016 Managed portfolio* at $26.0bn, up $1.2bn compared to September 30, 2016 (up $0.5bn on a constant currency basis) $26.0bn Sep 30, 2016 Sep 30, 2017 Retail Wholesale Operating Lease Delinquencies on Book (>30 Days) Q3 ’17 Profitability ratios: Gross Margin / Average Assets On-Book = 3.5% RoA (**) = 2.0% Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2014 2015 2016 2017 77 86 Net income was up $9mn vs. Q3 ’16, primarily due to the higher activity in LATAM and APAC, lower provisions for credit losses and the positive impact of currency translation

Liquidity & Debt Maturity 1 Represents cash portion of debt maturities as of 09/30/2017 2 Of which $0.7bn Restricted Cash Undrawn M/T Committed Lines Bank Debt Capital Market Cash Other 7.9 06 3.5 2.3 1.9 2.0 3.7 As of 09/30/17 3M 2017 2018 2019 2020 2021 Beyond Available Liquidity ($bn) Debt Maturity Schedule (1) ($bn) Available liquidity at Sep 30, 2017 was $7.9bn, compared to $8.3bn at June 30, 2017 $4.8bn of cash & cash equivalents (2) $3.1bn undrawn under medium-term committed unsecured credit lines Liquidity to LTM revenue ratio at 29.7% Company Available Liquidity Quarterly Highlights Repurchased total of €800mn of outstanding Notes €347mn of outstanding €1.2bn 6¼% Notes due 2018 €453mn of outstanding €1.0bn 2¾% Notes due 2019 Issued €650mn in principal amount of 1¾% Notes due 2025 through CNH Industrial Finance Europe S.A. Company announced today the early redemption of all of the outstanding $600mn in principal amount of CNH Industrial Capital LLC 3⅞% Notes due July 2018

Investment Grade Credit Rating These two actions will make the Company’s securities eligible for the main investment grade indices in the U.S. market On June 15, 2017, Standard & Poor’s upgraded the long-term corporate rating of CNH Industrial N.V. and CNH Industrial Capital LLC to “BBB-” with stable outlook On October 24, 2017, Fitch Ratings initiated coverage and assigned its long-term issuer default rating on both CNH Industrial N.V. and CNH Industrial Capital LLC at “BBB-” with stable outlook STANDARD & POOR’S FITCH RATINGS

Industrial Activities Overview

AG | Financial Results Operating Profit walk Net Sales 155 33 29 (2) (13) (13) 19 208 Q3 2016 VOLUME & MIX PRICING NET PROD COST SG&A R&D FX | OTHER Q3 2017 ($mn) CHANGE VS Q3 2016 NAFTA (1.7%) EMEA 24.2% LATAM 19.1% APAC 16.2% Net Sales at $2.7bn up 12.4% vs. last year (up 9.4% at constant currency) BY REGION CHANGE IN OPERATING PROFIT 53 +34.2% 6.6% 7.8% Favorable volume, product mix, net price realization and improved quality costs Raw material cost increases and increased investments in R&D (*) CHANGE VS Q3 2016 TRACTORS 19.1% COMBINES 11.4% OTHERS (4.4%) BY PRODUCT (*) R&D up 16% vs. Q3 2016

AG | Industry performance & Inventory management | 0-140HP (2%) | 140+ HP (1) (1%) EMEA 1% LATAM 2% APAC 22% Industry Units (For Q3 2017) Tractors Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2015 2016 2017 (1) Included in row crop sector definition Q3 2017 overproduction vs. retail at 4% NAFTA (140+/4WD) (1) underproduction vs. retail at 9% Production up 14% vs. Q3 2016 Combines Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2015 2016 2017 NAFTA (1) 10% EMEA 13% LATAM (1%) APAC 1% Q3 2017 overproduction vs. retail at 10% NAFTA (1) overproduction vs. retail at 16% Production up 31% vs. Q3 2016 Industry Units (For Q3 2017) COMPANY INVENTORY DEALER INVENTORY PRODUCTION RETAIL SALES NAFTA

AG | NAFTA Row Crop Production Channel Inventory Q1 Q2 Q3 Q4 Q1 Q2 Q3 2016 2017 (14%) vs. last year Q1 Q2 Q3 Q4 Q1 Q2 Q3 2016 2017 (22%) vs. last year (1) Source: New sales data from AEM, used sales data from UCC database 3.4x 2.2x 1.8x US Industry – HHP Tractors Used to New Sales Ratio (1) US Industry – Combines Used to New Sales Ratio (1) 3.7x 3.8x 3.4x

CE | Financial Results Operating Profit walk Net Sales 1 15 3 (2) (4) 2 (2) 13 Q3 2016 VOLUME & MIX PRICING NET PROD COST SG&A R&D FX | OTHER Q3 2017 ($mn) 0.2% 2.0% CHANGE VS Q3 2016 NAFTA 6.3% EMEA 1.6% LATAM 15.6% APAC 17.6% Net Sales at $642mn up 7.9% vs. last year (up 6.0% at constant currency) CHANGE IN OPERATING PROFIT 12 +13x BY REGION Higher volume & product mix and slightly positive price realization CHANGE VS Q3 2016 LIGHT 9.5% HEAVY 6.1% OTHERS 5.0% BY PRODUCT

CE | Industry performance & Inventory management Light NAFTA 15% EMEA 10% LATAM 1% APAC 25% Industry Units (For Q3 2017) Heavy NAFTA 8% EMEA 6% LATAM 15% APAC 58% Q3 2017 overproduction vs. retail at 2% Production up 8% vs. Q3 2016 Inventory Management (Light & Heavy) Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2015 2016 2017 COMPANY INVENTORY DEALER INVENTORY PRODUCTION RETAIL SALES

CV | Financial Results Operating Profit walk Net Sales 64 3 (10) 19 12 (9) (20) 59 Q3 2016 VOLUME & MIX PRICING NET PROD COST SG&A R&D FX | OTHER Q3 2017 ($mn) CHANGE VS Q3 2016 NAFTA n.m. EMEA 16.8% LATAM 24.9% APAC 50.3% CHANGE VS Q3 2016 TRUCKS 16.5% BUSES 17.0% OTHERS (1) 78.4% Net Sales at $2.5bn up 20.0% vs. last year (up 14.7% at constant currency) BY REGION BY PRODUCT (1) Others are “Specialty vehicles” CHANGE IN OPERATING PROFIT (5) (7.8%) 3.0% 2.3% Unfavorable sales channel mix, competitive European pricing conditions, and Euro 6 emissions content costs Manufacturing efficiencies and lower SG&A expenses Increased spending on R&D (*) for new product programs and impact of GBP devaluation (**) (*) R&D up 19% vs. Q3 2016 (**) GBP devaluation impact at $15mn

CV | Industry performance & Inventory management TRUCKS >3.5T EMEA (*) 4% LATAM (*) 15% APAC (*) 10% Industry Units (For Q3 2017) Inventory Management (CV – All Equipment) Q3 2017 – Europe Trucks MKT SHARE(1) CHG VS ‘16 ORDERS Chg. Y-o-Y DELIVERIES Chg. Y-o-Y B-TO-B Light (3.5-7.49t) 14.8% (2.0) p.p. 34% 1% 0.94 M&H (≥7.5t) 9.5% (0.1) p.p. 4% (7%) 1.12 Europe (*) 12.8% (1.1) p.p. 23% (2%) 0.99 Q3 2017 underproduction vs. retail at 3% Production level up 5% vs. Q3 2016 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 2015 2016 2017 COMPANY INVENTORY DEALER INVENTORY PRODUSCTION RETAIL SALES (2) (2) (*) Reflects aggregate for key markets where the Company competes: EMEA / Europe: EU 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share and TIV reporting purposes); LATAM: Brazil, Argentina and Venezuela; APAC: Russia, Turkey, South East Asia, Australia, New Zealand (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) (2) Reconciliation with old segmentation in Appendix

PT | Financial Results Net Sales & Operating Profit CHANGE VS Q3 2016 NAFTA 37.5% EMEA 26.2% LATAM 22.6% APAC 26.8% BY REGION Chg. vs. Q3 ’16 ENGINES 147.8k 16.6% TRANSMISSIONS 15.8k (9.4%) AXLES 41.7k 3.7% Units Sold Engines sold to third party at 54% vs. 58% in Q3 2016 Net Sales at $1.1bn up 26.5% vs. last year (up 20.4% at constant currency) Sales to external customers at 48%, Flat vs. Q3 2016 Operating Profit at $88mn up $36mn or 69.2% vs. last year BY CUSTOMER 3rd Party CV CE AG Operating Margin Evolution Q3 2013 Q3 2014 Q3 2015 Q3 2016 Q3 2017 39% 45% 54% 58% 54% Engines Sold (K Units) Op. Margin (%) 3rd Party Units (%) 3rd Party CV CE AG Operating Margin 8.2% CHANGE VS Q3 2016 ENGINES 32.7% TRANSM. (23.8%) AXLES (11.7%) BY PRODUCT

FY 2017E US GAAP Financial Targets

FY 2017E | Industry Units TRACTORS COMBINES LIGHT HEAVY TRUCKS >3.5T NAFTA Flat – 5% 10% - 15% 10% Flat – 5% - (5%) – (10%) EMEA Flat Flat 5% - 10% 5% - 10% Flat LATAM 15% - 20% 10% – 15% Flat – 5% 10% 10% - 15% APAC Flat – 5% Flat – 5% 20% - 25% 35% - 40% 5% - 10% AG CE 0-140 HP 140+ HP 1 Reflects aggregate for key markets where Company competes CV (1) Outlook upgraded from July 26th, 2017

FY 2017E | US GAAP Financial Targets (*) Outlook is not provided on diluted EPS, most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS are, by definition, not predictable and uncertain FY 2017E Guidance: July ’17 Revised Oct ‘17 Net sales of Industrial Activities ~ $24bn Raised to $25bn - $25.5bn Adjusted diluted EPS (*) ~ $0.41 Raised to $0.44 - $0.46 Net industrial debt $1.4bn - $1.6bn Increased to $1.5bn - $1.7bn

Appendix

Reconciliation of Operating Profit (loss) to Net Income (Loss) under US GAAP Q3 2017   Q3 2016   Δ   Industrial Activities Operating Profit 351   248   103   Financial Services Operating Profit 120 114 6 Elimination & Other (83)   (84)   1   Operating Profit 388   278   110   Restructuring expenses (53)   (6)   (47)   Interest expenses of Industrial Activities, net of interest income and eliminations (1) (145) (153) 8 Other, net (90)   (61)   (29)   Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates 100   58   42   Income Taxes (64)   (32)   (32)   Equity in income of unconsolidated subsidiaries and affiliates 21   13   8   Net Income (Loss) 57   39   18   Net Income / (Loss) attributable to non-controlling interest 4   -   4   Net Income / (Loss) attributable to CNH Industrial N.V. 53   39   14   Adjusted Net Income (reconciliation on next page) 148   68   80   EPS (Basic) 0.04   0.03   0.01   EPS (Diluted) 0.04   0.03   0.01   Adjusted diluted EPS 0.11   0.05   0.06   (1) In the three months ended September 30, 2017, Interest expenses includes the charge of $39 million related to the repurchase/early redemption of Notes. In the three months ended September 30, 2016, this item included the charge of $38 million related to the repurchase of Notes.

Q3 & Sep YTD 2017 Reconciliation of Adj. net income and Adj. income taxes to the most comparable GAAP financial measure and determination of Adj. diluted EPS and Adj. ETR under U.S.GAAP Q3 2017   Q3 2016   Net Income (Loss) 57   39   Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a) 92   44   Adjustments impacting Income tax (expenses) (b) (1)   (15)   Adjustments impacting Equity in income of unconsolidated subsidiaries and affiliates (c) -   -   Adjusted Net Income (Loss) 148   68   Adjusted Net Income (loss) attributable to CNH Industrial N.V. 144   68   Weighted average shares outstanding – diluted (mn) 1,367   1,364   Adjusted diluted EPS ($) 0.11   0.05   Income (Loss) before income tax (expense) and Equity in income of unconsolidated subsidiaries and affiliates 100   58   Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a) 92   44   Adjusted income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A) 192   102   Income Tax (expense) (64)   (32)   Less: Adjustments impacting Income tax (expense) (b) (1)   (15)   Adjusted income taxes (B) (65)   (47)   Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A) 34%   46%

Q3 & Sep YTD 2017 Reconciliation of Adj. net income and Adj. income taxes to the most comparable GAAP financial measure and determination of Adj. diluted EPS and Adj. ETR under U.S.GAAP Q3 2017   Q3 2016   (a) Adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates   Restructuring expenses 53 6 European Commission settlement -   -   Cost of repurchase/early redemption of Notes 39   38   Total 92   44             (b) Adjustments impacting Income tax (expense)         Tax effect of adjustments impacting Income (loss) before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (1)   (15)   Total (1)   (15)             (c) Adjustements impacting Equity in income of unconsolidated subsidiaries and affiliates         Negative impact incurred by the joint venture Naveco Ltd due to its exit from a line of business -   -   Total -   -

Net Income / (Loss) US GAAP to Profit / (Loss) under EU-IFRS | Reconciliation 2017 EPS 2016 EPS 2017 EPS 2016 EPS Net Income (Loss) attributable to CNH Industrial N.V. 53 0.04 39 0.03 341 0.25 (347) (0.25) Plus: Net Income / (Loss) attributable to non-controlling interest 4   -   12   2   Net Income / (Loss) in accordance with US GAAP 57   39   353   (345)   Development costs (16) (37)   (80) (91) Others adjustments 13   18   39   44   Tax impact on adjustments 13 15   21 18 Deferred tax assets and tax contingencies recognition (23)   (25)   (32)   (23)   Total adjustment (13) (29)   (52) (52) Profit/(loss) in accordance with IFRS 44   10   301   (397)   Less: Profit/(Loss) attributable to non-controlling interest 3   (1)   11   2   Profit/(Loss) attributable to CNH Industrial N.V. 41 0.03 11 0.01 290 0.21 (399) (0.29) Third Quarter Sep YTD

Total Equity – US GAAP to EU-IFRS | Reconciliation Sep 30 2017 Dec 31 2016 Total Equity in accordance with US GAAP 4,456 4,451 Development costs 2,489 2,374 Other adjustments (141) (121) Tax impact on adjustments (701) (655) Deferred tax assets and tax contingencies recognition 650 585 Total adjustment 2,297 2,183 Total Equity in accordance with IFRS 6,753 6,634

Reconciliation of Total Debt to Net Debt (US GAAP) (1) Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $800 million and $997 million as of September 30, 2017 and December 31, 2016, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,267 million and $1,479 million as of September 30, 2017 and December 31, 2016, respectively. (2) The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $467 million and $482 million as of September 30, 2017 and December 31, 2016, respectively. Sep 30, 2017 Dec 31, 2016 Sep 30, 2017 Dec 31, 2016 Sep 30, 2017 Dec 31, 2016 Third party debt 25,518 25,276 6,604 6,694 18,914 18,582 Intersegment notes payable - - 800 997 1,267 1,479 Total Debt (1) 25,518 25,276 7,404 7,691 20,181 20,061 Less:             Cash and cash equivalents 4,100 5,017 3,569 4,649 531 368 Restricted cash 681 837 - - 681 837 Intersegment notes receivables - - 1,267 1,479 800 997 Derivatives hedging debt (7) 2 (7) 2 - - Net Debt / (Cash) (2) 20,744 19,420 2,575 1,561 18,169 17,859 Consolidated Industrial Activities Financial Services

From Total Debt to Net Industrial Debt

32

	Sep 30, 2017	Dec 31, 2016
Total Debt (1)	**(25,518)**	**(25,276)**
Financial Services Third Party Debt	18,914	18,582
Intersegment Note Payables	(800)	(997)
Intersegment Note Receivables	1,267	1,479
Cash and cash equivalents	3,569	4,649
Restricted cash	-	-
Derivatives hedging debt	(7)	2
Net Industrial (Debt) / Cash (2)	**(2,575)**	**(1,561)**

(1) *Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $800 million and $997 million as of September 30, 2017 and December 31, 2016, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,267 million and $1,479 million as of September 30, 2017 and December 31, 2016, respectively.*

(2) *The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $467 million and $482 million as of September 30, 2017 and December 31, 2016, respectively.*

	Q3 2017	Q3 2016
Net Industrial (Debt) / Cash at beginning of period	**(2,064)**	**(2,135)**
Net income (loss)	57	39
Add back cost of repurchase/early redemption of Notes (1)	39	38
Amortization and depreciation (2)	184	178
Changes in provisions and similar (3)	116	4
Change in working capital	(547)	(505)
Investments in property, plant and equipment, and intangible assets (2)	(112)	(118)
Other changes	(22)	(115)
Net Industrial cash flow	**(285)**	**(479)**
Capital increases and dividends (4)	(12)	(1)
Currency translation differences and other (5)	(214)	(58)
Change in Net industrial debt	(511)	(538)
Net Industrial (Debt) / Cash	**(2,575)**	**(2,673)**

(1) *Add back item to be excluded from the calculation of net industrial cash flow.*

(2) *Excluding assets sold under buy-back commitments and assets under operating leases*

(3) *This item also includes changes in items related to assets sold under buy-back commitments, and assets under operating leases.*

(4) *This item also includes share buy-back transactions.*

(5) *In the three months ended September 30, 2017, this item also includes the charge of $39 million related to the repurchase/early redemption of Notes. In the three months ended September 30, 2016, this item included the charge of $38 million related to the repurchase of Notes.*

CNH INDUSTRIAL

Q3 & Sep YTD 2017 Results Review

October 31st, 2017

Debt Maturity Schedule | Breakdown Outstanding Sep 30, 2017 3M 2017 2018 2019 2020 2021 Beyond 4.5 Bank Debt 0.5 1.2 1.0 1.2 0.2 0.3 9.3 Capital Market 0.0 2.4 1.2 0.6 1.8 3.3 0.2 Other Debt 0.1 0.0 0.0 0.0 0.0 0.1 14.0 Cash Portion of Debt Maturities 0.6 3.5 2.3 1.9 2.0 3.7 4.8 Cash & Cash Equivalents 0.7 of which restricted cash 3.1 Undrawn Committed credit lines 7.9 Total Available Liquidity Note: Numbers may not add due to rounding

34

CV | Industry performance | Europe Trucks

			Q3 2014	Q3 2015	Q3 2016	Q3 2017	14/15	15/16	16/17
NEW SEGMENTATION	MKT SHARE[(1)]	Light (3.5-7.49t)	13.5%	15.5%	16.8%	14.8%	2.0 p.p.	1.3 p.p.	(2.0) p.p.
		M&H (≥7.5t)	9.2%	9.6%	9.6%	9.5%	0.4 p.p.	0.0 p.p.	(0.1) p.p.
		Europe (*)	**11.8%**	**13.1%**	**13.9%**	**12.8%**	**1.3 p.p.**	**0.8 p.p.**	**(1.1) p.p.**
	ORDERS	Light (3.5-7.49t)					21%	(11%)	34%
		M&H (≥7.5t)					12%	12%	4%
		Europe (*)					**18%**	**(3%)**	**23%**
	DELIVERIES	Light (3.5-7.49t)					28%	14%	1%
		M&H (≥7.5t)					24%	(9%)	(7%)
		Europe (*)					**26%**	**6%**	**(2%)**
	B-TO-B	Light (3.5-7.49t)					0.90	0.70	0.94
		M&H (≥7.5t)					0.82	1.00	1.12
		Europe (*)					**0.87**	**0.79**	**0.99**
OLD SEGMENTATION	MKT SHARE[(1)]	Light	12.1%	14.0%	15.2%	13.2%	1.9 p.p.	1.2 p.p.	(2.0) p.p.
		Medium	28.4%	32.1%	35.6%	36.5%	3.7 p.p.	3.5 p.p.	0.9 p.p.
		Heavy	7.8%	8.3%	8.2%	8.1%	0.5 p.p.	(0.1) p.p.	(0.1) p.p.
		Europe (*)	**11.8%**	**13.1%**	**13.9%**	**12.8%**	**1.3 p.p.**	**0.8 p.p.**	**(1.1) p.p.**
	ORDERS	Light					21%	(11%)	34%
		Medium					26%	(1%)	(8%)
		Heavy					6%	18%	8%
		Europe (*)					**18%**	**(3%)**	**23%**
	DELIVERIES	Light					28%	14%	1%
		Medium					4%	(3%)	(20%)
		Heavy					34%	(11%)	(2%)
		Europe (*)					**26%**	**6%**	**(2%)**
	B-TO-B	Light					0.90	0.70	0.94
		Medium					0.92	0.94	1.10
		Heavy					0.78	1.03	1.13
		Europe (*)					**0.87**	**0.79**	**0.99**

(*) Europe: EU 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company's estimated market share in the European truck market (GVW ≥3.5 tons)

CNH INDUSTRIAL Q3 & Sep YTD 2017 Results Review October 31st, 2017

Geographic Information Certain financial and market information in this presentation has been presented by geographic area. CNH Industrial defines its geographic areas as NAFTA: United States, Canada and Mexico LATAM: Central and South America, and the Caribbean Islands APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine) EMEA: member  countries  of  the  European  Union, European Free Trade Association, Ukraine, Balkans, African continent, and Middle East (excluding Turkey) Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined for both market share and TIV reporting purposes as: EMEA / Europe (EU 27 countries reflecting key markets where the segment competes excluding United Kingdom and Ireland); LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia, New Zealand) In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EUIFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and should not be considered as substitutes for measures of financial performance and financial position prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial non-GAAP financial measures are defined as follows: Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses, and research and development expenses. Operating Profit of Financial Services is defined as revenues less selling, general and administrative expenses, interest expenses and certain other operating expenses. Trading Profit under EU-IFRS: Trading Profit is derived from financial information prepared in accordance with EU-IFRS and is defined as net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses. Operating Profit under EU-IFRS: Operating Profit under EU-IFRS is computed starting from Trading Profit under EUIFRS plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions). Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and exceptional items, after tax. In particular, exceptional items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not antidilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted income taxes: is defined as income taxes less the tax effect of restructuring expenses and exceptional items and exceptional tax charges. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and exceptional items. Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities. Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities. Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745